1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	Leslie.Marlow@Blankrome.com

February 6, 2023

VIA EDGAR

United States Securities
    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick McPhun

Re:	Safe & Green Development Corp

Form 10-12B

Filed December 23, 2022

File No. 001-41581

Dear Mr. McPhun:

On behalf of our client, Safe & Green Development Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 18, 2023 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form 10-SB (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 1”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Form 10-12B

Special Note Regarding Forward-Looking Statements, page 2

1.	We note your statement that the report include forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please explain supplementally or either:

●	delete any references to the Private Securities Litigation Reform

Act; or

●	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

United States Securities

    and Exchange Commission

February 6, 2023

Response: We have deleted all references to Private Securities Litigation Reform Act from the filing.

Risks Related to our Business Generally

Our auditors have expressed substantial doubt about our ability to continue as a going concern., page 13

2.	Please disclose your lack of revenues and net losses to date in this risk factor.

Response: We have provided additional disclosure regarding the lack of revenues and net losses to date.

Agreements with SG Holdings, page 32

3.	Once finalized, please revise this section to clearly disclose the material terms of each agreement. For example, the shared services agreement should provide clear disclosure of the services to be provided and the associated fees.

Response: We have revised the section to disclose the material terms of each agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.	Please expand upon the discussion of operations to clearly discuss the lack of revenues to date and discuss this and any other material events or uncertainties related to your operations. See Item 303(a) of Regulation S-K.

Response: We have expanded the discussion of operations to discuss the lack of revenues to date and add other material events and uncertainties relating to the Company’s operations.

5.	We note the disclosure in the liquidity section that you are seeking to sell the Largo Vista property and that the lien notes associated with this property were due January 14, 2023.

Please update to disclose the status of the note or any extensions. Please also discuss the terms of the secured note on the St. Mary’s industrial site. Lastly, please discuss the amount due to affiliates, as reflected in the financial statements.

Response: We have updated the disclosure regarding the Largo Vista property, the secured note on St. Mary’s industrial site and the amount due to affiliates as reflected in the financial statements.

Business, page 44

6.	Please describe your corporate structure in greater detail and include an organizational diagram detailing your structure before and after the spin-off. Please revise to make it clear the services that will be provided by SG Holdings, SG Echo, SG Development company and by the joint ventures. Please also provide clear disclosure of any conflicts of interest that may exist after the distribution based upon the numerous arrangements and/or agreements between the parties.

Response: We have provided further detail regarding the Company’s corporate structure including an organizational diagram before and after the spin-off. We have also revised the section to further differentiate the services that will be provided by SG Holdings, SG Echo, SG Development company and by joint ventures. We have also provided disclosure of any conflicts of interest that exist after the distribution based upon the numerous arrangements and/or agreements between the parties.

United States Securities

    and Exchange Commission

February 6, 2023

7.	Please revise this section to provide clear disclosure of the business operations that have occurred to date. We note that you have not generated revenues to date. We also note that other than acquiring properties it does not appear the company has commenced any development of the properties. Please significantly expand the disclosure in this section to provide clear disclosure of the business to date and your plan of operations going forward. Please also discuss the anticipated costs associated with your planned operations and the estimated timing.

Response: We have revised the section to provide disclosure of the business operations that have occurred to date as well as the Company’s plan of operations going forward and anticipated costs associated with the planned operations and the estimated timing of same.

8.	Please expand upon the statement that “we intend to build additional, strategically placed manufacturing facilities to support SG Holdings’ backlog of over 4,000 units, as well as additional manufacturing facilities for sale or lease to third parties.” We note the disclosure of the current backlog of SG Holdings of over 4,000 modular units. We also note that your business plan is to develop properties utilizing modular construction, which will be provided by SG Holdings. Please discuss here and elsewhere as appropriate, including MD&A and business section, the impact lack of availability of the modular units due to SG Holdings’ backlog could have upon your business and the associated risks.

Response: We have revised the disclosure to remove the references to the 4,000 units .

Current Projects/ Development Sites, page 45

9.	Please expand your disclosure to clarify anticipated costs associated with development of these sites, and when you anticipate development to commence and when you anticipate they will be completed. Please clarify whether you intend to sell or rent the properties once developed. Additionally, please clarify each entity’s role in connection with each site. Please also include disclosure about the types of projects you plan to seek going forward and how you will determine those projects to pursue.

Response: We have expanded disclosure to clarify anticipated costs associated with development of the sites and clarified each entity’s role in connection with each site. We have also provided disclosure about the types of projects the Company plans to seek going forward and how the Company will determine the projects to pursue.

10.	We note the disclosure regarding the Lago Vista property and the two liens, which you state “SG DevCorp intends to use the proceeds of these borrowings for its development project.” Please explain in light of the fact that you have listed the property for sale and do not appear to be developing the property.

Response: We have revised the disclosure to clarify that the proceeds of the sale will be used for other development projects.

11.	For each property where you hold a membership interest, please disclose the material terms of such arrangement. File any agreements relating to these interests as exhibits.

Response: We have disclosed material terms of each arrangement where the Company holds a membership interest and filed the agreements as exhibits.

United States Securities

    and Exchange Commission

February 6, 2023

12.	Please disclose the material terms of the fabrication agreement with SG Echo and file as an exhibit. Please also discuss this agreement in the certain relationships and related transactions section.

Response: We have disclosed the material terms of the fabrication agreement with SG Echo and filed the agreement an as exhibit. We have also discussed the agreement in the certain relationships and related transactions section.

Employees, page 46

13.	We note that, initially you intend to rely upon SG Holdings to provide you with the staff you need for operations. Please clarify how you long you anticipate it will take you operate as your own distinct entity.

Response: We have provided clarification on how long the Company anticipates it will take the Company to operate independently.

Management, page 49

14.	Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities that each individual has been associated within at least the past five years, their position at the entity, and disclose when they began working at each entity and when they ceased working at each entity.

Response: We have updated and provided all of the disclosure required by Item 401 of Regulation S-K including each of the entities that each individual has been associated within the past five years, their position at each entity and dates started working and ceased working at each entity

Certain Relationships and Related Transactions, page 55

15.	Provide clear disclosure of the related party agreements, including the tax matters agreement, the shared services agreement and the employee matters agreement.

Response: We have added disclosure of the related party agreements.

* * *

United States Securities

    and Exchange Commission

February 6, 2023

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or (516) 496-2223.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Paul Galvin

CEO, Safe & Green Development Corp.